December 19, 2007

VIA EDGAR AS A “CORRESPONDENCE”

Ellie Quarles Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Mail Stop #3561 Washington, DC 20549

RE:	Great Plains Energy Incorporated
Definitive 14A
Filed March 19, 2007
File No. 001-32206

Dear Ms. Quarles:

Great Plains Energy Incorporated (the "Company") received a written comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter dated December 12, 2007 (the "Comment Letter"), with respect to the definitive proxy statement filed on March 19, 2007 (File No. 001-32206) (the “Proxy”).

The Comment Letter requested the Company to respond to the comment by December 26, 2007, or to tell the Staff by that time when the Company would provide its response.  The Company requested an extension of time, to January 4, 2008, to allow the Company to prepare its response and complete its disclosure review process.  This letter confirms our telephone conversation today that Staff grants this requested extension of time.

Please telephone the undersigned at (816) 556-2608 if you have any questions or need any additional information.  Thank you very much for your consideration.

Very truly yours,

/s/ Mark G. English

Mark G. English
General Counsel and Assistant Secretary